SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35221

Deregistration under Section 8(f) of the Investment Company Act of 1940

June 28, 2024

AGENCY: Securities and Exchange Commission ("Commission" or "SEC")

ACTION: Notice of Applications for Deregistration under Section 8(f) of the Investment

Company Act of 1940.

The following is a notice of applications for deregistration under section 8(f) of the Investment

Company Act of 1940 for the month of June 2024. A copy of each application may be obtained

via the Commission's website by searching for the applicable file number listed below, or for

an applicant using the Company name search field, on the SEC's EDGAR system. The SEC's

EDGAR system may be searched at

https://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the

SEC's Public Reference Room at (202) 551-8090. An order granting each application will be

issued unless the SEC orders a hearing. Interested persons may request a hearing on any

application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the

relevant applicant with a copy of the request by e-mail, if an e-mail address is listed for the

relevant applicant below, or personally or by mail, if a physical address is listed for the

relevant applicant below. Hearing requests should be received by the SEC by 5:30 p.m. on July

23, 2024, and should be accompanied by proof of service on applicants, in the form of an

affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing

requests should state the nature of the writer's interest, any facts bearing upon the desirability

of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESS: The Commission: Secretarys-Office@sec.gov.

FOR FURTHER INFORMATION CONTACT: Shawn Davis, Assistant Director, at (202) 551-6413 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

5-to-15 Year Laddered Municipal Bond Portfolio [File No. 811-23151]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On May 19, 2023, applicant made a liquidating distribution to its shareholders based on net asset value. No expenses were incurred in connection with the liquidation.

Filing Date: The application was filed on May 8, 2024.

Applicant's Address: One Post Office Square, Boston, Massachusetts 02109.

Global Income Builder Portfolio [File No. 811-23145]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On June 16, 2023, applicant made a liquidating distribution to its shareholders based on net asset value. No expenses were incurred in connection with the liquidation.

Filing Date: The application was filed on May 8, 2024.

Applicant's Address: One Post Office Square, Boston, Massachusetts 02109.

Principal Private Credit Fund [File No. 811-23897]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Date: The application was filed on June 6, 2024.

Applicant's Address: 711 High Street, Des Moines, Iowa 50392.

Stone Ridge Investment Grade Income Longevity Trust 2045 65F [File No. 811-23560]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Dates: The application was filed on April 29, 2024 and amended on June 20, 2024.

Applicant's Address: One Vanderbilt Avenue, 65th Floor, New York, New York 10017.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Sherry R. Haywood,

Assistant Secretary.